UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2007

                             Commission File Number

                                TOP TANKERS INC.
                 (Translation of registrant's name into English)

                   1, Vassilissis Sofias Meg. Alexandrou Str.
                                 151 24 Maroussi
                                     Greece

                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this report on Form 6-K as Exhibit 1 is the press release issued by TOP Tankers Inc. (the "Company") on May 17, 2007 announcing the Company's first quarter 2007 financial results.

[GRAPHIC OMITTED]
                                                                  Exhibit 1



NEWS RELEASE for May 17, 2007
-----------------------------

Contact: Michael Mason (investors)          Stamatis Tsantanis, CFO
         Allen & Caron Inc                  TOP Tankers Inc
         212 691 8087                       011 30 210 812 8199
         michaelm@allencaron.com            snt@toptankers.com
         -----------------------            ------------------


            TOP TANKERS REPORTS FIRST QUARTER 2007 FINANCIAL RESULTS


ATHENS, GREECE (May 17, 2007) ... TOP Tankers Inc (NasdaqGS:TOPT) today announced its operating results for the first quarter ended March 31, 2007.

For the three months ended March 31, 2007, the Company reported net income of $947,000, or $0.03 per share, compared with net income of $30,161,000, or $1.05 per share, for the first quarter of 2006. The weighted average numbers of basic shares used in the computations were 32,331,129 and 28,099,212 for the first quarters of 2007 and 2006, respectively. The results for the first quarter of 2007 and 2006 include net (revenues) / charges of ($980,000), or ($0.03) per share and $2,672,000, or $0.10 per share, respectively, of special items(1) that affected the Company's net income for the first quarter of 2007 and 2006 that are typically excluded by securities analysts in their published estimates of the Company's financial results, which are described in Appendix A of this release. For the three months ended March 31, 2007, operating income was $1,396,000, compared with operating income of $37,970,000 for the first quarter of 2006. Adjusted EBITDA(1) for the first quarter of 2007 was $10,787,000, compared with $55,607,000 for the first quarter of 2006. Voyage revenues for the first quarter of 2007 were $73,988,000, compared to $101,746,000 recorded in the first quarter of 2006.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Tankers Inc, commented, "During the first quarter of 2007, we focused on improving the quality of our fleet management by bringing more vessels back to our own full management. We are also exploring various plans to reduce our financial expenses and increase our shareholders value. Lastly, in order to increase the trading liquidity of our stock, we have proposed to our Annual General Meeting of our Stockholders the 2:1 reverse split of our stock".

The following key indicators serve to highlight changes in the financial performance of the Company's fleet during the first quarters ended March 31, 2006 and 2007:

                                                                Suezmax Fleet
                                                         Three Months Ended March 31,
                                                         ----------------------------
(In U.S. Dollars unless otherwise stated)                  2006       2007   Change
                                                           ----       ----   ------
Total available ship days                                 1,170      1,170     0.0%
Total operating days                                      1,112      1,084    -2.5%
Utilization                                               95.0%      92.6%    -2.5%
TCE(2) per ship per day under spot voyage charter        61,802     38,565   -37.6%
TCE per ship per day under time charter                  39,108     35,123   -10.2%
Average TCE                                              52,741     37,428   -29.0%
Other vessel operating expenses per ship per day          7,634      8,231*    7.8%

                                                                Handymax Fleet
                                                         Three Months Ended March 31,
                                                         ----------------------------
(In U.S. Dollars unless otherwise stated)                  2006       2007   Change
                                                           ----       ----   ------
Total available ship days                                 1,260        990   -21.4%
Total operating days                                      1,236        911   -26.3%
Utilization                                               98.1%      92.0%    -6.2%
TCE per ship per day under spot voyage charter                -          -        -
TCE per ship per day under time charter                  21,735     20,279    -6.7%
Average TCE                                              21,735     20,279    -6.7%
Other vessel operating expenses per ship per day          5,397      6,576    21.9%

                                                                 Total Fleet
                                                         Three Months Ended March 31,
                                                         ----------------------------
(In U.S. Dollars unless otherwise stated)                  2006       2007   Change
                                                           ----       ----   ------
Total available ship days                                 2,430      2,160   -11.1%
Total operating days                                      2,348      1,995   -15.0%
Utilization                                               96.6%      92.4%    -4.4%
TCE per ship per day under spot voyage charter           61,802     38,565   -37.6%
TCE per ship per day under time charter                  26,326     24,467    -7.1%
Average TCE                                              36,419     29,597   -18.7%
Other vessel operating expenses per ship per day          6,474     7,473*    15.4%
General and administrative expenses per ship per day**    3,024      2,406   -20.4%

* The daily Other vessel operating expenses for the Suezmax Fleet and Total Fleet include approximately $332 and $180, respectively for the ballast tank cleaning process of the M/T Faultless, that are not expected to be covered by the Insurance Underwriters.

** The daily General and Administrative expenses include approximately $1,630 and $218 for the first quarter of 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation provision, specific legal and auditing fees and depreciation for other fixed assets.

Fleet Report:

As of March 31, 2007, the Company's fleet size was 24 vessels, or 2.5 million dwt (including 18 vessels sold and leased back for a period of 5 to 7 years) as compared to 27 vessels, or 2.6 million dwt on March 31, 2006.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a book gain of $2.0 million, which will be recognized in the second quarter of 2007. The vessel was delivered to its new owners on April 30, 2007.

Fleet Deployment:

During the first quarter of 2007, the Company had approximately 64% of the fleet's operating days on long-term employment contracts. Fifteen of the Company's 24 tankers were on time charter contracts with an average term of over three years with all but three of the time charters including profit sharing agreements.

On May 16, 2007, the Company announced a new time charter contract with a major South American oil company for its Suezmax M/T Flawless. The vessel is expected to earn approximately $44,500 net per day, for one year and charterers have the option to extend the contract for an additional one year.

The Company has secured approximately 63% of the estimated operating days for 2007 under time charter contracts. At the same time, the seven Suezmaxes that will operate in the spot market, together with the profit sharing component of the time charter contracts, expose approximately 55% of the Company's estimated operating days for 2007 to spot rates, which may be potentially higher.

Suezmax Fleet:

During the first quarter of 2007, nine of the Company's Suezmax tankers operated in the spot market, earning on average $38,565 per vessel per day on a time charter equivalent (TCE) basis.

During the first quarter of 2007, four of the Company's Suezmax tankers operated under time charter contracts, earning on average $35,123 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Suezmax fleet for the second quarter of 2007 has been fixed for employment as follows:

Spot: 52% of operating days at average daily TCE of $45,000
Total (Spot and time charter, including profit sharing): 67% of operating days at average daily TCE of $41,000.

Handymax Fleet:

All of the Company's Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the first quarter of 2007, including the profit-sharing allocated to the Company from these profit-sharing agreements, the Handymax fleet earned on average $20,279 per vessel per day on a time charter equivalent (TCE) basis.

As of the date of this release, the Company's Handymax fleet for the second quarter of 2007 has been fixed for 66% of its operating days at average daily TCE of $21,000.

The following table presents the Company's expected fleet list and employment:

                                            Year                               Daily Base     Profit Sharing
                                Dwt         Built   Charter Type   Expiry      Rate           Above Base Rate (2007)
                                ---         -----   ------------   ------      ----           ----------------------

12 Suezmax Tankers
TimelessC....................   154,970     1991        Spot
FlawlessC....................   154,970     1991    Time Charter   Q3/2008 A    $44,500                                      None
StoplessC....................   154,970     1991        Spot
PricelessC...................   154,970     1991    Time Charter   Q3/2008      $35,000                            50% thereafter
FaultlessD...................   154,970     1992        Spot
NoiselessD...................   149,554     1992    Time Charter   Q2/2010      $37,000(1)                                   None
StainlessD...................   149,599     1992        Spot
EndlessD.....................   135,915     1992    Time Charter   Q4/2008 E    $36,500                                      None
LimitlessD...................   136,055     1993        Spot
Stormless....................   150,038     1993    Time Charter   Q4/2009      $36,900                                      None
Ellen P......................   146,286     1996        Spot
Edgeless.....................   147,048     1994        Spot


11 Handymax Tankers
VictoriousB..................    47,084     1991    Time Charter   Q3/2009      $14,000                           50% thereafter
SovereignB...................    47,084     1992    Time Charter   Q3/2009      $14,000                           50% thereafter
InvincibleB..................    47,084     1992    Time Charter   Q3/2009      $14,000                           50% thereafter
RelentlessB..................    47,084     1992    Time Charter   Q3/2009      $14,000                           50% thereafter
VanguardC....................    47,084     1992    Time Charter   Q1/2010      $15,250                           50% thereafter
RestlessB....................    47,084     1991    Time Charter   Q4/2009      $15,250                           50% thereafter
SpotlessC....................    47,094     1991    Time Charter   Q1/2010      $15,250                           50% thereafter
DoubtlessC...................    47,076     1991    Time Charter   Q1/2010      $15,250                           50% thereafter
FaithfulC....................    45,720     1992    Time Charter   Q2/2010      $14,500       100% first   $500 + 50% thereafter
Dauntless.............           46,168     1999    Time Charter   Q1/2010      $16,250       100% first $1,000 + 50% thereafter
Ioannis P.............           46,346     2003    Time Charter   Q4/2010      $18,000       100% first $1,000 + 50% thereafter

Total Tanker DWT              2,304,253

A.   Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C.   Vessels  sold  and  leased  back in March  2006 for a period  of 5 years

D.   Vessels sold and leased back in April 2006 for a period of 7 years

E. Charterers have option to extend contract for an additional four-year period

1. Base rate will change to $36,000 in Q2 2007 and $35,000 in Q2 2008 until expiration.

Credit Facility

As of March 31, 2007, TOP Tankers had total indebtedness under senior secured credit facilities of $225.7 million with its lenders, the Royal Bank of Scotland ("RBS") and HSH Nordbank ("HSH"), maturing in 2015 and 2013 respectively.

As of March 31, 2007, the Company has three interest rate swap agreements with RBS for the amounts of $31.7 million, $10 million and $10 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $40.2 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50 million and $10 million for a period of seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The above swaps of $10 million, $10 million, $50 million and $10 million, include steepening terms based on the 2 and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On March 31, 2007, the Company's ratio of indebtedness to total capital was approximately 53.0%.

Conference Call and Webcast

TOP Tankers' management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, May 17, 2007, at 11:00 AM EDT.

Participants should dial into the call 10-15 minutes before the scheduled time using the following numbers: 877 407 8035 (from the US and Canada) or +1 201 689 8035 (from outside the US and Canada). A live webcast of the conference call will also be accessible via the Internet at www.toptankers.com, or by going to www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialing 877 660-6853 (from the US and Canada) or +1 201 612-7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 242486. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through May 24, 2007.

About TOP Tankers Inc

TOP Tankers Inc is an international provider of worldwide seaborne crude oil and petroleum products transportation services. The Company operates a fleet of 23 tankers, consisting of 12 double-hull Suezmax tankers and 11 double-hull Handymax tankers, with a total carrying capacity of approximately 2.3 million dwt, of which 85% are sister ships. Sixteen of the Company's 23 tankers are on time charter contracts with an average term of over three years with all but four of the time charters including profit sharing agreements.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TOP Tankers believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TOP Tankers cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, changes in demand for oil and petroleum products, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in our voyage and operating expenses, including bunker prices, dry- docking and insurance costs, changes in governmental rules and regulations including requirements for double-hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TOP Tankers with the US Securities and Exchange Commission, which are available in the SEC's "EDGAR" database on its website, www.sec.gov.


                                  TABLES FOLLOW

TOP TANKERS INC.

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                Three Months Ended March 31,
                                                ----------------------------
                                                   2006             2007
                                                   ----             ----
                                               (unaudited)      (unaudited)
REVENUES:
Voyage revenues                               $  101,746       $  73,988
EXPENSES:
    Voyage expenses                               16,234          14,942
    Charter hire expense                           7,638          29,498
    Amortization of deferred gain on sale
    and leaseback of vessels                        (812)         (2,433)
    Other vessel operating expenses               15,731          16,141
    Depreciation and amortization                 17,575           9,275
    General and administrative expenses            7,348           5,198
    Foreign currency (gains) / losses, net            62            (29)
                                              -----------        ----------
    Operating income                              37,970           1,396
                                              ===========        ==========

OTHER INCOME (EXPENSES):
    Interest and finance costs                    (8,066)         (1,262)
    Interest income                                  261             825
    Other, net                                        (4)            (12)
                                              -----------        ----------
    Total other expenses, net                     (7,809)           (449)
                                              -----------        ----------
Net Income                                    $   30,161       $     947
                                              ===========        ==========

Earnings per share, basic and diluted         $     1.05       $    0.03
                                              ==========         ==========

Weighted average common shares outstanding,
basic                                         28,099,212      32,331,129
                                              ==========      ============

Weighted average common shares outstanding,
diluted                                       28,140,381      32,357,064
                                              ==========      ============

TOP TANKERS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                       December 31,    March 31,
                                                          2006          2007
                                                          ----          ----
                                                                     (Unaudited)
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                          $29,992       $24,617
    Other current assets                                42,807        37,142
    Vessel held for sale                                     -        50,013
                                                        -------      --------
          Total current assets                          72,799       111,772

ADVANCES FOR VESSELS UNDER CONSTRUCTION                  28,683        43,461
VESSELS, NET                                            306,418       251,166
OTHER NON-CURRENT ASSETS                                 64,835        69,516
RESTRICTED CASH                                          50,000        50,000
                                                        -------      --------
          Total assets                                 $522,735      $525,915
                                                        =======      ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Current portion of long-term debt                  $ 16,588      $ 32,440
    Other current liabilities                            24,021        23,520
                                                        -------      --------
          Total current liabilities                      40,609        55,960

INTEREST RATE SWAPS                                       3,384         1,673

LONG-TERM DEBT, net of current portion                  201,464       191,444

DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS           79,423        77,885

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY                                    197,855       198,953
                                                        -------      --------
      Total liabilities and stockholders' equity       $522,735      $525,915
                                                        =======      ========

TOP TANKERS INC.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

                                                   Three Months Ended March 31,
                                                   ----------------------------
                                                         2006          2007
                                                         ----          ----
                                                      (unaudited)   (unaudited)

Cash Flows from (used in) Operating Activities:
    Net income                                            30,161         947
    Adjustments to reconcile net income to
    net cash provided by operating activities:
        Depreciation and amortization                     19,229       9,483
        Stock-based compensation                           1,396         151
        Change in fair value of interest rate swaps        (248)     (1,711)
        Amortization of deferred gain on sale and
        leaseback of vessels                               (812)     (2,433)
        Loss on sale of other fixed assets                     -          61
    Payments for dry-docking                                   -     (6,791)
    Change in operating assets and liabilities           (5,658)       5,165
                                                       -----------  ---------
Net Cash from Operating Activities                        44,068       4,872
                                                       -----------  ---------

Cash Flows from (used in) Investing Activities:
        Advances for vessels under construction                -    (14,778)
        Net proceeds from sale of vessels                251,502           -
        Other                                              (165)     (1,219)
                                                       -----------  ---------
Net Cash from (used in) Investing Activities             251,337    (15,997)
                                                       -----------  ---------

Cash Flows from (used in) Financing Activities:
        Proceeds from long-term debt                           -      10,000
        Payments of long-term debt                     (140,996)     (4,250)
        Payment of financing costs                          (63)           -
        Dividends paid                                 (146,951)           -
                                                       -----------  ---------
Net Cash from (used in) Financing Activities           (288,010)       5,750
                                                       -----------  ---------

Net increase (decrease) in cash and cash equivalents       7,395     (5,375)
Cash and cash equivalents at beginning of period          17,462      29,992
                                                       -----------  ---------
Cash and cash equivalents at end of period                24,857      24,617
                                                       ===========  =========

SUPPLEMENTAL CASH FLOW INFORMATION
        Interest paid                                      6,644       1,443
                                                       ===========  =========

APPENDIX A - SPECIFIC ITEMS AFFECTING NET INCOME AND RECONCILIATION OF ADJUSTED EBITDA

Set forth below are some of the significant items of income and expense that affected the Company's net income for the first quarter of 2006 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company's financial results:

(Expressed in thousands of U.S. Dollars - except for share and per share data)

                                                            Three Months Ended
                                                            ------------------
                     Description                      March 31, 2006         March 31, 2007
                     -----------                      --------------         --------------
                                                       (unaudited)            (unaudited)

                                                      $         Per Share   $         Per Share
                                                      -         ---------   -         ---------
Reported  net income                                30,161        1.05         947      0.03

Restricted share plan to officers and personnel      1,396        0.05         151      0.00
Gain from termination of interest rate swap          (650)      (0.02)           -         -
Change of fair value of interest rate swaps          (574)      (0.02)     (1,711)    (0.05)
Specific legal and auditing fees                         -           -         192     0.01
Bonus compensation provision to officers and
personnel                                            2,500        0.09           -         -
Specific repairs                                         -           -         388     0.01
                                                    -------     ---------  ---------  --------
Total                                                2,672        0.10       (980)    (0.03)

Net income / (loss) after specific items            32,833        1.15        (33)    (0.00)
                                                    =======     =========  =========  ========

ADJUSTED EBITDA RECONCILIATION (3)
(Expressed in Thousands of U.S Dollars)           Three Months Ended March 31,
---------------------------------------           ----------------------------
                                                      2006        2007
                                                      ----        ----

NET INCOME                                          30,161        947

DEPRECIATION AND AMORTIZATION*                      17,641      9,403

INTEREST AND FINANCE COSTS, NET                      7,805        437

                                                    -------    -------
EBITDA                                              55,607     10,787
                                                    =======    =======

*    The first quarter of 2006 and 2007 includes $66 and $128, respectively,  of
     depreciation   of  other   fixed   assets,   classified   in  general   and
     administrative expenses


--------------

(1) See Appendix A to this release for information about special items and reconciliation of Adjusted EBITDA.

(2) Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net voyage revenues are voyage revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

(3) Adjusted EBITDA represents earnings before interest and finance costs, interest income, taxes, depreciation and amortization. Interest and finance costs, net includes interest expense, interest income, amortization of deferred financing fees, other financial costs, gain or loss from termination of swaps and swap fair value changes. Adjusted EBITDA is included in this report because we believe it provides investors with an understanding of operating performance over comparative periods. Adjusted EBITDA should not be considered as a substitute for operating income or net income (all as determined in accordance with generally accepted accounting principles) for the purpose of analyzing our operating performance, as Adjusted EBITDA is not defined by generally accepted accounting principles. We presented Adjusted EBITDA, however, because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and/or incur debt.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TOP TANKERS INC.


Dated: May 21, 2007                     By   /s/ Stamatis N. Tsantanis
                                           -------------------------------
                                             Name: Stamatis N. Tsantanis
                                             Title:   Chief Financial Officer



SK 23116 0001 775475